SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. __)

                                 CONNECTIVCORP
                       -----------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.001 per share
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                    784495103
                            -------------------------
                                  (CUSIP Number)

          Jeffrey Kuhr                         Joel M. Handel, Esq.
 West End Capital Partners LLC     Brown Raysman Millstein Felder & Steiner LLP
750 Lexington Avenue, 23rd Floor               900 Third Avenue
      New York, New York                    New York, New York 10022
        (212) 755-8612                         (212) 895-2000
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                March 18, 2002
                   -------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box
__.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)
                             (Page 1 of 6 Pages)
-------------
1    The  remainder  of  this  cover  page  shall  be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.          784495103           13D         Page   2    of   6   Pages
-----------------------------                       --------------------------


1.    NAME  OF  REPORTING  PERSONS
      S.S.  OR  I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS

                Jeffrey H. Kuhr


2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (a)  [  ]
                                                                 (b)  [X]

3.    SEC  USE  ONLY

4.    SOURCE  OF  FUNDS
                SC

5.    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED  PURSUANT
      TO  ITEMS  2(d)  OR  2(e)                                          ___

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                U.S.A.

  NUMBER OF       7.   SOLE  VOTING  POWER              40,000  shares
   SHARES         8.   SHARED  VOTING  POWER           760,000  shares
BENEFICIALLY      9.   SOLE  DISPOSITIVE  POWER         40,000  shares
OWNED BY EACH    10.   SHARED  DISPOSITIVE  POWER      760,000  shares
  REPORTING
PERSON  WITH


11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                800,000 shares

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES  ___

13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                7.7%

14.   TYPE  OF  REPORTING  PERSON
                IN

CUSIP  No.          784495103           13D         Page   3    of   6   Pages
-----------------------------                       --------------------------


1.    NAME  OF  REPORTING  PERSONS
      S.S.  OR  I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS

                West End Capital Partners, LLC


2.    CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (a)  [  ]
                                                                 (b)  [X]

3.    SEC  USE  ONLY

4.    SOURCE  OF  FUNDS
                SC

5.    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED  PURSUANT
      TO  ITEMS  2(d)  OR  2(e)                                          ___

6.    CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                Delaware

  NUMBER OF       7.   SOLE  VOTING  POWER                   0  shares
   SHARES         8.   SHARED  VOTING  POWER           760,000  shares
BENEFICIALLY      9.   SOLE  DISPOSITIVE  POWER              0  shares
OWNED BY EACH    10.   SHARED  DISPOSITIVE  POWER      760,000  shares
  REPORTING
PERSON  WITH


11.   AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
                760,000 shares

12.   CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)
      EXCLUDES  CERTAIN  SHARES   ___

13.   PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                7.3%

14.   TYPE  OF  REPORTING  PERSON
                OO

CUSIP  No.          784495103           13D         Page   4    of   6   Pages
-----------------------------                       --------------------------

ITEM  1.     SECURITY  AND  ISSUER.

     This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of ConnectivCorp (f/k/a SpinRocket.com Inc.), a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 750 Lexington Avenue, 23rd Floor, New York, NY 10022.

ITEM  2.     IDENTITY  AND  BACKGROUND.

     (a) The names of the persons filing this Statement are Jeffrey H. Kuhr and West End Capital Partners LLC ("West End" and together with Jeffrey H. Kuhr, the "Reporting Persons").

     (b) The business address of Mr. Kuhr is 750 Lexington Avenue, 23rd Floor, New York, New York 10022. The address of the principal business and principal office of West End is 750 Lexington Avenue, 23rd Floor, New York, New York 10022.

     (c) Jeffrey Kuhr's present principal employment is serving as Managing Partner of West End, an investment banking firm.

     (d) Neither of the Reporting Persons has been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither of the Reporting Persons has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Jeffrey Kuhr is a citizen of the United States of America. West End is a limited liability company organized under the laws of the state of Delaware.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     In March 2002, Jeffrey Kuhr was elected to serve as a member of the Board of Directors of the Company and received 40,000 shares of Common Stock upon becoming a director as compensation for future services. In March 2002, pursuant to a consulting arrangement with the Company, West End received 760,000 shares of Common Stock as compensation for business advisory services it rendered to the Company.

ITEM  4.     PURPOSE  OF  TRANSACTION.

     The shares of Common Stock owned by the Reporting Persons were acquired for investment purposes. Except for actions which Jeffrey Kuhr takes in his capacity as a director of the Company, as of the date hereof the Reporting Persons have not formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above. The Reporting Persons may at any time, or from time to time, acquire additional shares of Common Stock or dispose of their shares of Common Stock, propose or pursue any of the foregoing actions or matters or change their intentions with respect to the matters referred to herein.

CUSIP  No.          784495103           13D         Page   5    of   6   Pages
-----------------------------                       --------------------------

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     (a) Jeffrey Kuhr beneficially owns an aggregate of 800,000 shares of Common Stock, representing approximately 7.7% of the issued and outstanding shares of Common Stock. West End beneficially owns an aggregate of 760,000 shares of Common Stock, representing approximately 7.3% of the issued and outstanding shares of Common Stock. The Common Stock beneficially owned by Mr. Kuhr consists of the 760,000 shares of Common Stock beneficially owned by him as the principal of West End and 40,000 shares of Common Stock directly owned by him. The Common Stock beneficially owned by West End consists solely of the Common Stock directly owned by it.

     (b) Jeffrey Kuhr has sole power to vote and dispose of the 40,000 shares of Common Stock owned by him. Jeffrey Kuhr shares the power to vote and dispose of the 760,000 shares of Common Stock owned by West End.

     (c) During the 60 days preceding the filing of this Statement, the Reporting Persons effected the transactions described in Item 3 of this Statement.

     (d)  Not  applicable.

     (e)  Not  applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as otherwise disclosed in this Statement, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to securities of the Company.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     EXHIBIT 1. Joint Filing Agreement of the Reporting Persons pursuant to Rule 13d-1(k).

CUSIP  No.          784495103           13D         Page   6    of   6   Pages
-----------------------------                       --------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Dated:  April  30,  2002


                                            /s/ Jeffrey H. Kuhr
                                            ------------------------
                                            Jeffrey  H.  Kuhr



                                            WEST  END  CAPITAL  PARTNERS  LLC


                                            By: /s/ Jeffrey H. Kuhr
                                            ------------------------
                                            Jeffrey  H.  Kuhr
                                            Managing  Partner

                                                                       EXHIBIT 1
                                                                       ---------


                             JOINT FILING AGREEMENT

         The  undersigned  acknowledge and agree that the foregoing statement on
Schedule 13D with respect to the Common Stock, par value $.001 per share, of CONNECTIVCORP, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate.


Dated:  April  30,  2002

                                            /s/ Jeffrey H. Kuhr
                                            ------------------------
                                            Jeffrey  H.  Kuhr



                                            WEST  END  CAPITAL  PARTNERS  LLC


                                            By: /s/ Jeffrey H. Kuhr
                                            ------------------------
                                            Jeffrey  H.  Kuhr
                                            Managing  Partner